UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of August 2009
Commission File Number: 001-33340
TONGJITANG CHINESE MEDICINES COMPANY
5th Floor, Block B
Nanshan Medical Device Park
1019 Nanhai Avenue, Shekou, Nanshan District
Shenzhen, 518067 Guangdong Province
People’s Republic of China
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under the cover of Form 20-F or Form 40-F:

Form 20-F ☑	Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Tongjitang Chinese Medicines Company
By:	/s/ Charles Wang
	Name:	Charles Wang
	Title:	Chief Financial Officer

Date: August 17, 2009

EXHIBIT INDEX

Exhibit No.	Description

99.1	Press release regarding second quarter 2009 financial results of Tongjitang Chinese Medicines Company

Exhibit 99.1
Tongjitang Chinese Medicines Company Reports
Second Quarter 2009 Financial Results
— Net Revenues Increase 12.1% Year-Over-Year to 19.6 Million —
— Net Income Attributable to the Company Increases 117.6% Year-Over-Year to $2.5 Million —
SHENZHEN, China, August 14, 2009 (BUSINESS WIRE) — Tongjitang Chinese Medicines Company (NYSE: TCM) (“Tongjitang” or the “Company”), a leading specialty pharmaceutical company focusing on the development, manufacturing, marketing and selling of modernized traditional Chinese medicine in China, today announced its financial results for the quarter ended June 30, 2009.
Financial Results for the Quarter Ended June 30, 2009
•
Net revenues increased 12.1% to RMB134.1 million ($19.6 million)[1] from RMB119.6 million the year before, reflecting sales in Xianling Gubao (“XLGB”) of RMB80.7 million ($11.8 million) which remained at approximately the same level as the second quarter of 2008, a 39.7% increase in sales of other core products to RMB18.2 million ($2.7 million), and revenue contribution of RMB14.4 million ($2.1 million) from Anhui Jingfang (“Jingfang”), which was acquired at the end of the first quarter of 2009.

•	Gross margin was 61.0% in the second quarter of 2009, compared to 66.7% in the same period of 2008, and 58.2% in the first quarter of 2009.

•	Net income attributable to the Company increased 117.6% to RMB17.2 million ($2.5 million), which yielded net income per ADS of RMB0.53 ($0.08), and net income per share[2] of RMB0.13 ($0.02).

•	Non-GAAP adjusted EBITDA per share was RMB0.21 ($0.03), compared to RMB0.20 in the second quarter of 2008 and RMB(0.01) in the first quarter of 2009.
Net revenues for the second quarter of 2009 were RMB134.1 million ($19.6 million), up by 12.1% from RMB119.6 million in the second quarter of 2008, and up by 48.7% from RMB90.2 million in the first quarter of 2009. XLGB sales were RMB80.7 million ($11.8 million) in the second quarter of 2009, compared to RMB81.5 million in the second quarter of 2008. Net revenues of the Company’s other core products, including Moisturizing & Anti-itching Capsules and Zaoren Anshen Capsules, increased 39.7% to RMB18.2 million ($2.7 million) from RMB13.0 million in the second quarter of 2008. Revenue contribution from Guizhou Long-Life Pharmaceutical Company Limited (“Guizhou LLF”) was RMB2.2 million ($322,000), compared to RMB2.3 million in the first quarter of 2009. Revenue contribution from Qinghai Pulante Pharmaceutical Co., Ltd. (“Pulante”) was RMB1.0 million ($146,000). Revenue contribution from Jingfang, which was acquired at the end of the first quarter of 2009, was RMB14.4 million ($2.1 million).
Gross profit increased by 2.5% to RMB81.7 million ($12.0 million) in the second quarter of 2009 from RMB79.7 million in the second quarter of 2008. Gross margin was 61.0% in the second quarter of 2009, compared to 66.7% in the same period of 2008 and 58.2% in the first quarter of 2009. Tongjitang’s cost of revenues and the decreased gross margin reflect the reduced revenues from Guizhou LLF (which enjoys a higher margin), lower selling prices of certain non-XLGB core products, and the increased cost of some of the raw materials for products other than XLGB. The price of barrenwort, used in the production of XLGB, remained stable in the second quarter of 2009.

Operating income in the second quarter of 2009 increased 28.8% to RMB11.7 million ($1.7 million) from RMB9.1 million in the second quarter of 2008, primarily reflecting the aforesaid increase in gross profit.
Net income attributable to the Company increased 117.6% to RMB17.2 million ($2.5 million), which yielded net income per ADS of RMB0.53 ($0.08), and net income per share2 of RMB0.13 ($0.02).
Non-GAAP adjusted EBITDA in the second quarter of 2009 was RMB27.1 million ($4.0 million), compared to RMB27.4 million in the second quarter of 2008, and a loss of RMB1.9 million in the first quarter of 2009. Non-GAAP adjusted EBITDA per share was RMB0.21 ($0.03), compared to RMB0.20 in the second quarter of 2008 and RMB(0.01) in the first quarter of 2009. The number of shares used in the computation of GAAP net income per share and Non-GAAP adjusted EBITDA per share was 128.3 million. Please refer to the Company’s GAAP to Non-GAAP reconciliation table provided below.
Xiaochun Wang, Chief Executive Officer and Chairman of Tongjitang, stated, “We are very pleased to report a quarter with improved revenue growth driven by our more diversified product portfolio. Our increased sales benefitted from our newly-integrated business, Jingfang, and our existing branded product lines. Revenue performance also reflects initial progress of our ongoing sales team restructuring.”
Financial Results for the Six Months Ended June 30, 2009
For the six months ended June 30, 2009, revenues were RMB224.2 million ($32.8 million), down from RMB225.4 million in the first six months of 2008. During this same time period, gross profit was RMB134.2 million ($19.7 million), down from RMB144.3 million. Income from operations increased 95.3% to RMB1.5 million ($0.2 million) from RMB0.7 million in the first six months of 2008. Net income attributable to the Company was RMB5.8 million ($0.9 million), or RMB 0.04 ($0.01) per share, compared to net income attributable to the Company of RMB19.8 million, or RMB0.15 per share, in the first six months of 2008. Net income per ADS was RMB0.18 ($0.03) in the first six months of 2009, compared with net income per ADS of RMB0.59 in the first six months of 2008. On a year over year basis, weighted average number of shares outstanding for the first six months of 2009 was 129.5 million.
Balance Sheet
As of June 30, 2009, the Company had cash and cash equivalents of RMB473.7 million ($69.4 million). This compares to RMB488.4 million as of March 31, 2009, and RMB731.1 million as of June 30, 2008.
About Non-GAAP Financial Measures
To supplement the Company’s unaudited condensed consolidated financial information presented in accordance with the United States Generally Accepted Accounting Principles (“GAAP”), the Company also provides non-GAAP financial measures, non-GAAP adjusted EBITDA and non-GAAP adjusted EBITDA per share, all of which exclude share-based compensation expenses recorded under Statement of Financial Accounting Standards 123R, “Share-Based Payment.” The Company’s management believes the non-GAAP financial measures facilitate better understanding of operating results from quarter to quarter and allows the management team to better plan and forecast future periods, as the non-GAAP financial measures provide additional information to the investors. The non-GAAP information is not in accordance with GAAP and may be different from non-GAAP methods of accounting and reporting used by other companies. The presentation of this additional information should not be considered a substitute for the GAAP results. A limitation of using these non-GAAP financial measures is that these non-GAAP measures exclude share-based compensation expenses that have been and will continue to be significant recurring expenses in the Company’s business for the foreseeable future. Reconciliations of the Company’s non-GAAP financial data to the most comparable GAAP data are included at the end of this press release.

Conference Call
The Company will hold a conference call on August 17, 2009, at 8:00 a.m. U.S. Eastern Time (8:00 p.m. Beijing/Hong Kong time) following the announcement. Listeners may access the call by dialing the following numbers:
United States toll free: 1-866-564-7439
Hong Kong toll free: 1-800-968103
Northern China toll free: 10 800 712 0046
Southern China toll free: 10 800 120 0046
International: 1-719-325-2224
Listeners may access the replay through August 24, 2009, by dialing the following numbers:
United States toll free: 1-888-203-1112
International: 1-719-457-0820
Password: 1412369
An audio webcast of the call will also be available through the Company’s website at www.tongjitang.com.
1. This announcement contains translations of certain Renminbi amounts into US dollars at specified rates solely for the convenience of readers. Unless otherwise noted, all translations from Renminbi to US dollars as of and for the quarter ended June 30, 2009 were made at the noon buying rate on June 30, 2009 in the City of New York for cable transfers in Renminbi per US dollar as certified for customs purposes by the Federal Reserve Bank of New York, which was RMB6.8302 to USD1.00. Tongjitang makes no representation that the Renminbi or US dollar amounts referred to in this release could have been or could be converted into US dollars or Renminbi, as the case may be, at any particular rate or at all.
2. All references to ‘shares’ are to our ordinary shares. Each of our American Depositary Shares, which are traded on the New York Stock Exchange, represents four ordinary shares.
About Tongjitang Chinese Medicines Company
Tongjitang Chinese Medicines Company, through its operating subsidiaries Tongjitang Pharmaceutical, Tongjitang Distribution, Tongjitang Chain Stores, Guizhou Long-Life Pharmaceutical Company Limited, Qinghai Pulante and Anhui Jingfang, is a vertically integrated and profitable specialty pharmaceutical company focused on the development, manufacturing, marketing and selling of modernized traditional Chinese medicine in China. Tongjitang’s principal executive offices are located in Shenzhen, China.
Tongjitang’s flagship product, Xianling Gubao, is the leading traditional Chinese medicine for the treatment of osteoporosis in China as measured by sales in Renminbi. In addition to Xianling Gubao, the Company manufactures and markets 36 other modernized traditional Chinese medicine products and 37 western medicines. Please visit www.tongjitang.com for more information.

Safe Harbor Statements
This press release contains forward-looking statements that are made pursuant to the safe harbor provisions of the Securities Litigation Reform Act of 1995. Although the Company believes that the expectations reflected in such forward-looking statements are based on reasonable assumptions, such statements are subject to risks and uncertainties that could cause actual results to differ materially from those projected. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, they cannot assure you that their expectations will turn out to be correct, and investors are cautioned that actual results may differ materially from those described in the forward-looking statements in this press release. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company’s heavy dependence on the success of Xianling Gubao; the Company’s ability to market Xianling Gubao to hospitals and to retail pharmacies; the retail prices of its principal products’ being subject to price control by the government authorities in China; the inclusion of the Company’s products in national and provincial medical catalogs of the National Medical Insurance Program in China; the Company’s ability to obtain approval from the State Food and Drug Administration in China to convert a provisional national production standard of the Company’s principal products to a national final production standard; the Company’s ability to continue having the exclusive production rights for its products; the Company’s ability to further improve its barrenwort extraction efficiency; the presence of certain side effects in the Company’s current products and the Company’s ability to identify side effects associated with its current or future products prior to their marketing and sale; the Company’s ability to obtain manufacturing or marketing approval for its future products; the Company’s dependence on a limited number of distributors for a significant portion of its net revenues; the Company’s exposure to the risk of product liability claims and its limited insurance coverage; the Company’s ability to manage the expansion of its operations and its future research and development projects successfully; the Company’s ability to protect its intellectual property rights and defend infringement or misappropriation claims by third parties; intense competition in the pharmaceutical market in China; the supply of quality medicinal raw materials; the Company’s U.S. tax status as a passive foreign investment company (“PFIC”) for the taxable year ended December 31, 2008 and the significant risk that the Company will be a PFIC for the current taxable year ending December 31, 2009; uncertainties with respect to the legal system in China, including uncertainty with respect to potential regulatory changes in China’s healthcare industry; if disruptions in the financial markets and other macro-economic challenges currently affecting the economy of the United States and other parts of the world continue or even worsen, it may adversely impact the economy and consumer confidence in China; a further slowdown in the growth of China’s economy; and the Company’s ability to expand its business through organic growth and strategic acquisitions and investments. Further information regarding these and other risks is and will be included in the Company’s registration statement on Form F-1, its annual report on Form 20-F and other documents filed and to be filed with the U.S. Securities and Exchange Commission. The Company does not undertake any obligation to update any forward-looking statement, except as required under applicable law. All information provided in this press release is as of the date of this press release, and the Company undertakes no duty to update such information, except as required under applicable law.
CONTACT
Ashley M. Ammon or Christine Duan
ICR, Inc.
203-682-8200 (Investor Relations)

Tongjitang Chinese Medicines Company
Unaudited Condensed Consolidated Statements of Operations
(In thousands, except share and per share data)

	Second Quarter Ended June 30			Half Year Ended June 30
	2008	2009	2009	2008	2009	2009
	RMB	RMB	US$	RMB	RMB	US$
			(Note)			(Note)
Net revenues	119,607	134,069	19,629	225,389	224,248	32,832
Cost of revenues	39,873	52,334	7,662	81,131	89,999	13,177

Gross profit	79,734	81,735	11,967	144,258	134,249	19,655
Advertising expenses	(26,035)	(3,517)	(515)	(43,425)	(16,400)	(2,401)
Other selling and marketing expenses	(18,029)	(36,994)	(5,416)	(43,275)	(67,560)	(9,891)
General and administrative expenses	(24,342)	(26,011)	(3,808)	(50,930)	(43,021)	(6,299)
Research and development expenses	(2,595)	(3,992)	(584)	(6,607)	(6,805)	(996)
Other operating income	360	492	72	722	988	145

Income from operations	9,093	11,713	1,716	743	1,451	213
Other income (expenses):
Interest income	3,312	1,236	181	8,346	2,673	391
Interest expense	(4,793)	(2,133)	(312)	(8,215)	(4,265)	(624)
Government grants	2,042	1,045	153	4,329	2,420	354
Investment (loss) / gain	(460)	631	92	(1,059)	615	90
Other income / (expenses), net	1,141	6,324	926	19,014	6,627	970

Income before income taxes	10,335	18,816	2,756	23,158	9,521	1,394
Provision for income taxes	(2,495)	(1,618)	(237)	(3,528)	(3,660)	(536)

Net income	7,840	17,198	2,519	19,630	5,861	858
Less: Net income (loss) attributable to the non-controlling interests	(43)	41	6	(129)	66	10

Net income attributable to the Company	7,883	17,157	2,513	19,759	5,795	848

Earnings per share
Ordinary shares
-Basic	0.06	0.13	0.02	0.15	0.04	0.01
-Diluted	0.06	0.13	0.02	0.15	0.04	0.01

Shares used in computation of earnings per share
Ordinary shares
-Basic	134,588,513	128,279,051	128,279,051	134,586,618	129,512,746	129,512,746
-Diluted	134,588,513	128,279,051	128,279,051	134,586,618	129,512,746	129,512,746

(Note)
The condensed consolidated financial statements of Tongjitang Chinese Medicines Company are stated in Renminbi (“RMB”). The translation of RMB amounts as of and for the period ended June 30, 2009 into United States dollar (“US$”) is included solely for the convenience of readers and has been made at the rate of RMB6.8302 to US$1.00, which is based on the noon buying rate in The City of New York for cable transfers of Renminbi as certified for customs purposes by the Federal Reserve Bank of New York at June 30, 2009. Such translations should not be construed as representations that RMB amounts could be converted into US$ at that rate or any other rate.

Tongjitang Chinese Medicines Company
Unaudited Condensed Consolidated Balance Sheets
(In thousands)

	Dec. 31	Mar. 31	Jun. 30	Jun. 30
	2008	2009	2009	2009
	RMB	RMB	RMB	US$
	(Note 2)			(Note 1)
ASSETS
Current assets:
Cash and cash equivalents	516,087	488,396	473,703	69,354
Short-term bank deposit	50,000	50,000	55,000	8,052
Notes receivable	55,987	50,838	47,819	7,001
Accounts receivable, net of allowance for doubtful accounts	214,543	232,038	234,699	34,362
Amounts due from related parties	8,500	—	—	—
Amounts due from former shareholders of a subsidiary	689	3,207	689	101
Inventories	97,553	116,532	126,562	18,530
Trading securities	792	777	1,360	199
Prepaid advertising expenses	1,692	1,843	7,050	1,032
Receivable on sales of property, plant and equipment	12,600	15,750	18,810	2,754
Tax receivable	—	578	—	—
Other prepaid expenses and current assets, net of allowance for doubtful accounts	21,548	18,471	20,741	3,037
Deferred tax assets	—	—	977	143

Total current assets	979,991	978,430	987,410	144,565
Property, plant and equipment, net	152,249	151,727	176,053	25,776
Land use rights, net	28,902	66,517	41,315	6,049
Deposits for acquisition of property, plant and equipment, and intangible assets	188,103	169,378	172,748	25,292
Acquired intangible assets, net (Note 3)	24,735	23,794	25,447	3,726
Goodwill (Note 3)	—	—	4,475	655
Receivable on sales of property, plant and equipment	6,210	3,060	—	—
Long-term other assets	1,800	1,405	—	—
Deferred tax assets	1,107	1,102	1,165	171

Total assets	1,383,097	1,395,413	1,408,613	206,234

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short-term borrowings	85,100	85,100	91,100	13,338
Accounts payable	14,663	23,871	23,296	3,411
Notes payable		—	500	—
Amounts due to related parties	1,332	900	900	132
Amounts due to former shareholders of a subsidiary	7,385	6,334	6,186	906
Accrued expenses and other current liabilities	81,130	90,943	98,428	14,411
Income taxes payable	926	1,908	1,737	254

Total current liabilities	190,536	209,556	221,647	32,452
Long-term bank loans	50,000	70,000	62,000	9,077
Deferred tax liabilities	7,272	8,274	9,445	1,383

Total liabilities	247,808	287,830	293,092	42,912

Total shareholders’ equity attributable to the Company	1,134,814	1,107,084	1,114,272	163,139

Non-controlling interest (Note 2)	475	499	1,249	183

Total equity	1,135,289	1,107,583	1,115,521	163,322

Total liabilities and equity	1,383,097	1,395,413	1,408,613	206,234

(Note 1)
The condensed consolidated financial statements of Tongjitang Chinese Medicines Company are stated in Renminbi (“RMB”). The translation of RMB amounts as of and for the period ended June 30, 2009 into United States dollar (“US$”) is included solely for the convenience of readers and has been made at the rate of RMB6.8302 to US$1.00, which is based on the noon buying rate in The City of New York for cable transfers of Renminbi as certified for customs purposes by the Federal Reserve Bank of New York at June 30, 2009. Such translations should not be construed as representations that RMB amounts could be converted into US$ at that rate or any other rate.
(Note 2)
Effective from January 1, 2009, the Company adopted Statement of Financial Accounting Standards No. 160, “Non-controlling Interest in Consolidated Financial Statements — An amendment of Accounting Research Bulletin No.51” (“SFAS No. 160”), which changed the accounting for and the reporting of minority interest, now referred to as non-controlling interests, in our condensed consolidated financial information. The adoption of SFAS No. 160 resulted in the reclassification of amounts previously attributable to minority interest to a separate component of shareholders’ equity titled “Non-controlling Interests” in the accompanying condensed consolidated balance sheet. Additionally, net loss attributable to non-controlling interests was shown separately from net loss in the accompanying condensed consolidated statement of operations. Prior period financial information has been reclassified to conform to the current period presentation as required by SFAS No. 160.
(Note 3)
We are in the process of performing valuations of certain identifiable intangible assets for the acquisitions we completed in the first quarter of 2009 and hence the net book value for intangible assets and goodwill is preliminary and subject to revision once we complete the valuation exercise.

Tongjitang Chinese Medicines Company
Reconciliation of GAAP net income to Non-GAAP adjusted EBITDA
(In thousands, except share and per share data)

	Second Quarter Ended June 30			Half Year Ended June 30
	2008	2009	2009	2008	2009	2009
	RMB	RMB	US$	RMB	RMB	US$
			(Note 1)			(Note 1)
GAAP net income	7,883	17,157	2,513	19,759	5,795	848
Share-based compensation expenses (Note 2)	9,094	2,033	298	18,416	4,068	596
Depreciation and amortisation	6,444	5,345	783	12,368	10,014	1,466
Interest (income) expense, net	1,481	897	131	(131)	1,592	233
Provision for income taxes	2,495	1,618	237	3,528	3,660	536

Non-GAAP adjusted EBITDA	27,397	27,050	3,962	53,940	25,129	3,679

GAAP earnings per share
Ordinary shares
-Basic	0.06	0.13	0.02	0.15	0.04	0.01
-Diluted	0.06	0.13	0.02	0.15	0.04	0.01

Non-GAAP adjusted EBITDA per share
Ordinary shares
-Basic	0.20	0.21	0.03	0.40	0.19	0.03
-Diluted	0.20	0.21	0.03	0.40	0.19	0.03

Shares used in computation of GAAP / Non-GAAP adjusted EBITDA per share
Ordinary shares
-Basic	134,588,513	128,279,051	128,279,051	134,586,618	129,512,746	129,512,746
-Diluted	134,588,513	128,279,051	128,279,051	134,586,618	129,512,746	129,512,746

(Note 1)
The condensed consolidated financial statements and the related amounts of Tongjitang Chinese Medicines Company are stated in Renminbi (“RMB”). The translation of RMB amounts as of and for the period ended June 30, 2009 into United States dollar (“US$”) is included solely for the convenience of readers and has been made at the rate of RMB6.8302 to US$1.00, which is based on the noon buying rate in The City of New York for cable transfers of Renminbi as certified for customs purposes by the Federal Reserve Bank of New York at June 30, 2009. Such translations should not be construed as representations that RMB amounts could be converted into US$ at that rate or any other rate.
(Note 2)
Share-based compensation expenses recorded in accordance to SFAS 123R are as follows:

	Second Quarter Ended June 30			Half Year Ended June 30
	2008	2009	2009	2008	2009	2009
	RMB	RMB	US$	RMB	RMB	US$
			(Note 1)			(Note 1)
General and administrative expenses	9,094	2,033	298	18,416	4,068	596